

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response 12.00

SEC   20008144

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing

MAR 02 2020

Washington, DC

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-32743

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

	OFFICIAL USE ONLY
	FIRM ID. NO.

NAME OF BROKER-DEALER:

VESTOR CAPITAL SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 S. Riverside Plaza; Suite 1400
(No. and Street)

Chicago   **Illinois**   **60606**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Garvey   **(312) 641-2400**
                                              (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Boulevard, Suite 404   **Chicago**   **Illinois**   **60606**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Martin Buehler**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Vestor Capital Securities, LLC** as of **December 31, 2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
None
_____

_____
Signature

_____
Partner and Chief Executive Officer
Title

Sworn and subscribed to me on the

25th day of February , 2020

_____
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE
(312) 939-0477

FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vestor Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Vestor Capital Securities, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Vestor Capital Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Note entitled "Business Continuity Plan", Vestor Capital Securities, LLC has been transitioning their customers into level-fee wealth management clients of the Member, Vestor Capital, LLC. Vestor Capital Securities, LLC anticipates that all of the customers will be transferred to other broker dealers by mid-2020 at which time Vestor Capital Securities, LLC intends to file a Broker Dealer Withdrawal Form (BDW) and withdraw its registration from the Securities and Exchange Commission. These circumstances would indicate substantial doubt about Vestor Capital Securities, LLC's ability to continue as a going concern.

Basis for Opinion

This financial statement is the responsibility of Vestor Capital Securities, LLC's management. Our responsibility is to express an opinion on Vestor Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vestor Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Vestor Capital Securities, LLC's auditor since 2010.

Bradford R. Dooley & Associates

Chicago, Illinois
February 25, 2020

VESTOR CAPITAL SECURITIES, LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

VESTOR CAPITAL SECURITIES, LLC
(a Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

Cash	$	108,425
Accounts Receivable		0
Deposits with broker		100,010
Intangible assets, net of accumulated amortization of $221,922		75,886
Goodwill		10,727
Other assets		13,159
Total Assets	$	308,207

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable & accrued expenses	$	7,812
Member's Equity		300,395
Total Liabilities and Member's Equity	$	308,207

The accompanying notes to the financial statements are an integral part of this statement.

Description of the Company and Nature of Business

Vestor Capital Securities Corporation (Vestor Securities) was incorporated in the State of Illinois on May 31, 2005. Vestor Securities was a wholly owned subsidiary of Vestor Capital Corporation (VCC), the parent company. VCC operated a broker-dealer and investment adviser since its formation in 1984.

Vestor Securities was created to operate as the broker-dealer successor to VCC which was effected by filing a "successor by amendment" as permitted under the Securities Exchange Act of 1934. Effective July 8, 2005, in connection with the reorganization, Vestor Securities acquired substantially all of the assets and liabilities of VCC's broker-dealer operations.

On June 10, 2010, VCC formed a limited liability company in the State of Delaware and effective October 8, 2010, changed its ownership structure from an Illinois corporation to a Delaware limited liability company and changed its name to Vestor Capital Partners, LLC. On the same day, VCC changed Vestor Capital Securities Corporation, its wholly owned subsidiary, to Vestor Capital Securities, LLC, (the Company), a newly formed successor Delaware limited liability company. Pursuant to a request to FINRA, Inc., Vestor Securities was allowed to restructure its former corporate form into the Company. Under the terms of the change in formation, Vestor Securities contributed all of its assets and liabilities to the Company which was granted regulatory approval from FINRA to continue operations as a registered broker-dealer as the successor limited liability company.

On October 1, 2012, pursuant to a Contribution and Purchase Agreement (the Agreement), Vestor Capital, LLC (a newly formed State of Delaware limited liability company), acquired substantially all of the assets of Vestor Capital Partners, LLC. Under the terms of the Agreement, Vestor Capital Securities, LLC became a wholly owned subsidiary of the newly formed Vestor Capital, LLC (the Member). The Member is a wholly owned subsidiary of Focus Operating, LLC. Pursuant to FINRA Rule 1017, a Request for Continuing Membership Application Due to a Change of Ownership was submitted and subsequently approved on March 26, 2013. The Company should continue in existence in perpetuity unless its existence is sooner terminated pursuant to the Agreement.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), conducting business as a broker. All securities transactions are carried and cleared by other broker-dealers on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers.

VESTOR CAPITAL SECURITIES, LLC
(A Delaware Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Basis of Presentation

The accompanying financial statements are presented on a non-consolidated basis and represent the financial records of Vestor Capital Securities, LLC only.

Summary of Significant Accounting Policies

A summary of significant accounting policies which have been followed by Vestor Capital Securities, LLC in preparing the accompanying financial statements is set forth below.

Accounting Policies
The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Commissions, including front-end fees received related to mutual fund transactions introduced and related clearing expenses, are recorded on a trade-date basis as securities transactions occur. 12b-1 distribution fees based on a percentage of a fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recognized when earned. Commission income is earned by providing trade facilitation on a trade by trade basis whereby the performance obligation is fulfilled upon execution by the clearing firm. The Company is an introducing broker-dealer and does not provide clearing firm services of execution, clearance and settlement, custody, and trade administration services to customers.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all cash on hand, amounts due from banks and short-term investments to be cash equivalents.

Goodwill and Intangible Assets
Goodwill is tested at least annually for impairment and is tested for impairment more frequently if events and circumstances (for example, financial losses and adverse business conditions) indicate that it might be impaired. A two-step impairment test is performed on goodwill. In the first step, the Company

Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Assets (continued)

compares its fair value to the carrying value of its net assets. Fair value is determined using a discounted cash flow approach. Under this approach, management uses certain assumptions in its discounted cash flow analysis. These assumptions include but are not limited to: a risk adjusted rate that is estimated to be commensurate with the risk associated with the underlying cash flows, cash flow trends from prior periods, current-period cash flow, and management's expectation of future cash flow based on projections or forecasts derived from its understanding of the relevant business prospects, economic or market trends and regulatory or legislative changes which may occur.

If the Company's fair value exceeds the carrying value of its net assets, no further testing is performed. If the carrying value exceeds the fair value, then the Company performs the second step in order to determine the implied fair value of goodwill and compares it to the carrying value of goodwill for impairment loss assessment.

Amortization of intangible assets is provided using the straight-line method over a 10-year estimated useful life for customer lists and a 20-year estimated useful life for the management contract. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset.

Income Taxes

The Company has elected to be a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the Company's member. Therefore, no provision for or benefits from income taxes have been included in these financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Income Taxes (continued)
Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Deposits with Broker

The Company introduces customer transactions for clearance by another broker-dealer on a fully disclosed basis. The Company is required to maintain a deposit with its clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred in 2019.

Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $50,000 or 6 2/3% of the "aggregate indebtedness", as these terms are defined. Net capital changes from day to day, but at December 31, 2019, the Company had net capital and net capital requirements of $185,623 and $50,000 respectively. Excess net capital was therefore $135,623. The net capital rule may effectively restrict the payment of cash distributions to the member.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

Related Party Transactions

The Company is obligated for payments to registered personnel along with various other direct expenses.

The Company has entered into an expense sharing agreement with Vestor Capital, LLC (the Member) whereby the Member has agreed to pay reasonable overhead and operating expenses and liabilities of the Company.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board issued *ASU2016-02 Leases*, and several amendments (collectively "ASU2016-2"), which requires leases to recognize assets and liabilities arising from most operating leases on the statement of financial condition. The Company is not a party to any lease agreements. The Company includes its rent obligation on its books and records through an expense sharing and management agreement with the sole member, who is the actual lease. As such, this new accounting pronouncement is not applicable to the company.

Business Continuity

During the year ended December 31, 2017, the Company and the Member made a qualitative assessment of the broker-dealer business, the underlying conflicts of interest and the regulatory landscape therein and determined that the business model for managing client assets had changed from a traditional transactional broker-dealer model to a level-fee fiduciary advice model. Based upon that assessment, the Company and Member decided to transition the broker-dealer clients over the next few years to the Member and convert them to level-fee wealth management clients. This information has been reported in the preceding two financial audits.

At the year ended December 31, 2019, approximately 90% of the broker-dealer clients, have either transitioned into level-fee wealth management contracts or have elected to depart and move their funds into custodians outside of our company. It is anticipated that within the first half of the year 2020, transition will be 100% complete. It is understood that the company will maintain all Net Capital requirements until transition is 100% complete, at which point Intangible Assets and Goodwill will be completely written down. Upon complete transition, the company will file a form BDW, to withdraw our registration from the Securities and Exchange Commission.

Intangible Assets and Goodwill

At December 31, 2019, intangible assets consist of the following:

	Gross Carrying Amount	Accumulated Amortization
Customer lists	$202,608	$187,412
Management contract	95,200	34,510
Total	$297,808	$221,922

Amortization expense for the year ended December 31, 2019 was $42,749.

Amortization expense for the year ending December 31, 2020 is expected to total $15,196

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the asset's carrying amount may not be recoverable. Based upon

VESTOR CAPITAL SECURITIES, LLC
(A Delaware Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Intangible Assets and Goodwill (continued)

the information mentioned in the previous section, we have determined that for the three (3) year period ended December 31, 2019, cumulatively 89% of the clients at the clearing firm had been transitioned away and entered into Investment Advisory and Wealth Management Agreements with the Member (Cumulatively: 27% for the year ended December 31, 2017; 60% for the prior year ended December 31, 2018; 89% for the year ended December 31, 2019, respectively). The Company concluded that the loss of clients and the ongoing transfer and conversion plans were triggering events requiring an assessment of impairment for certain long-lived assets.

The impairment was measured both under an income approach utilizing forecasted discounted cash flows and a market approach utilizing the transfer and conversion ratio to determine fair values of the impairment assets. As a result, for the three (3) year period ended December 31, 2019 the Company recorded an impairment charge to Customer Lists of $22,793 at December 31, 2019, $50,652 at December 31, 2018 and $79,002 for the prior year ended December 31, 2017. In addition, based upon a 3-year plan to transition clients to the Member and close the broker-dealer, the Company recorded a $42,907 impairment charge to Goodwill at December 31, 2019, a $54,169 impairment charge to Goodwill at December 31, 2018 and a $53,097 impairment charge to Goodwill in the prior year ended December 31, 2017 representing cumulatively 93.3% of the long-lived asset value.

Goodwill is recorded in the amount of $10,727 after impairment, at December 31, 2019.

Subsequent Events

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, the company management has evaluated subsequent events through February 25, 2020 the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

VESTOR CAPITAL SECURITIES, LLC
(A Delaware Limited Liability Company)

REVIEW OF EXEMPTION REPORT
DECEMBER 31, 2019

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE
(312) 939-0477

FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vestor Capital Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Vestor Capital Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bradford R. Dooley & Associates

Chicago, Illinois
February 25, 2020

Vestor Capital Securities, LLC
SEC File Number 8-32743

Exemption Report Required of Brokers and Dealers pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers")

Report for the Period Beginning 01/01/19 and Ending 12/31/2019

Vestor Capital Securities, LLC is a registered broker-dealer and operates as permissible pursuant to FINRA Membership Rules. As such, Vestor Capital Securities, LLC:

- Maintains a minimum net capital requirement of $50,000 pursuant to SEC Rule 15c3-1(a)(1)(i) and (a)(2)(iv) (the Net Capital Rule).
- Operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm (Pershing, LLC). Vestor Capital Securities, LLC does not hold customer funds or safe keep customer securities.

1. During the fiscal year ended December 31, 2019, Vestor Capital Securities, LLC claimed an Exemption from the Compliance Reporting Requirements of SEC Rule 15c3-3 as provided under the provisions of SEC Rule 15c3-3(k)(2)(ii).

2. Vestor Capital Securities, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the period from Jan 1, 2019 through December 31, 2019.

I, Martin Buehler, swear (or affirm) that, to the best of my knowledge and belief this Exemption Report pertaining to the firm of Vestor Capital Securities, LLC, as of December 31, 2019, is true and correct.

_____
Signature

____Partner and Chief Executive Officer____
Title